UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. ___)*

Vitae Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

92847N 10 3
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92847N 10 3	13 G

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,604,043 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,604,043 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,604,043 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.4% (3)
12	TYPE OF REPORTING PERSON*	PN
(1)
This statement on Schedule 13G is filed by Prospect Venture Partners, L.P. (“PVP”), Prospect Venture Partners II, L.P. (“PVP II”), Prospect Management Co., L.L.C. (“PMC”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell, M.D. (“Schnell”) and Russell C. Hirsch, M.D., Ph.D. (“Hirsch,” and together with PVP, PVP II, PMC, PMC II and Schnell, collectively, the “Prospect Entities”).  The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
Includes (i) 2,572,523 shares of Common Stock held by PVP II and (ii) 31,520 shares of Common Stock held by PVP II as nominee.  PVP II disclaims beneficial ownership of any shares held as nominee.  PMC II serves as the sole general partner of PVP II and has voting and investment control over the shares owned by PVP II (including shares held as nominee) and may be deemed to own beneficially such shares held by PVP II; however, PMC II disclaims beneficial ownership of such shares of Common Stock held by PVP II except to the extent of its pecuniary interest therein.  PMC II owns no securities of the Issuer directly.  Messrs. Schnell and Hirsch are Managing Directors of PMC II and share voting and dispositive power over the shares held by PVP II (including shares held as nominee), and may be deemed to own beneficially such shares held by PVP II; however, Messrs. Schnell and Hirsch disclaim beneficial ownership of such shares of Common Stock held by PVP II as nominee except to the extent of their respective pecuniary interests therein.

(3)
This percentage is calculated based on 18,023,414 shares of the Common Stock outstanding (as of November 7, 2014) as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014 as filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2014.

2

CUSIP NO. 92847N 10 3	13 G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Management Co. II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,604,043 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,604,043 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,604,043 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.4% (3)
12	TYPE OF REPORTING PERSON*	OO
(1)	This statement on Schedule 13G is filed by the Prospect Entities. The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)
Includes (i) 2,572,523 shares of Common Stock held by PVP II and (ii) 31,520 shares of Common Stock held by PVP II as nominee.  PMC II serves as the sole general partner of PVP II and has voting and investment control over the shares owned by PVP II (including shares held as nominee) and may be deemed to own beneficially such shares held by PVP II; however, PMC II disclaims beneficial ownership of such shares of Common Stock held by PVP II except to the extent of its pecuniary interest therein.  PMC II owns no securities of the Issuer directly.  Messrs. Schnell and Hirsch are Managing Directors of PMC II and share voting and dispositive power over the shares held by PVP II (including shares held as nominee), and may be deemed to own beneficially such shares held by PVP II; however, Messrs. Schnell and Hirsch disclaim beneficial ownership of such shares of Common Stock held by PVP II except to the extent of their respective pecuniary interests therein.

(3)
This percentage is calculated based on 18,023,414 shares of the Common Stock outstanding (as of November 7, 2014) as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014 as filed with the Commission on November 12, 2014.

3

CUSIP NO. 92847N 10 3	13 G

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 427,319 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 427,319 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,319 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.4% (3)
12	TYPE OF REPORTING PERSON*	PN
(1)	This statement on Schedule 13G is filed by the Prospect Entities. The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)
Includes (i) 395,799 shares of Common Stock held by PVP, and (ii) 31,520 shares of Common Stock held by PVP as nominee.  PVP disclaims beneficial ownership of any shares held as nominee.  PMC serves as the sole general partner of PVP and has voting and investment control over the shares owned by PVP (including shares held as nominee) and may be deemed to own beneficially such shares held by PVP; however, PMC disclaims beneficial ownership of such shares of Common Stock held by PVP except to the extent of its pecuniary interest therein.  PMC owns no securities of the Issuer directly.  Mr. Schnell is the Managing Director of PMC and has voting and dispositive power over the shares held by PVP (including shares held as nominee), and may be deemed to own beneficially such shares held by PVP; however, Mr. Schnell disclaims beneficial ownership of such shares of Common Stock held by PVP except to the extent of his pecuniary interest therein.

(3)
This percentage is calculated based on 18,023,414 shares of the Common Stock outstanding (as of November 7, 2014) as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014 as filed with the Commission on November 12, 2014.

4

CUSIP NO. 92847N 10 3	13 G

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Management Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 427,319 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 427,319 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,319 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.4% (3)
12	TYPE OF REPORTING PERSON*	OO
(1)	This statement on Schedule 13G is filed by the Prospect Entities. The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)
Includes (i) 395,799 shares of Common Stock held by PVP, and (ii) 31,520 shares of Common Stock held by PVP as nominee.  PMC serves as the sole general partner of PVP and has voting and investment control over the shares owned by PVP (including shares held as nominee) and may be deemed to own beneficially such shares held by PVP; however, PMC disclaims beneficial ownership of such shares of Common Stock held by PVP except to the extent of its pecuniary interest therein.  PMC owns no securities of the Issuer directly.  Mr. Schnell is the Managing Director of PMC and has voting and dispositive power over the shares held by PVP (including shares held as nominee), and may be deemed to own beneficially such shares held by PVP; however, Mr. Schnell disclaims beneficial ownership of such shares of Common Stock held by PVP except to the extent of his pecuniary interest therein.

(3)
This percentage is calculated based on 18,023,414 shares of the Common Stock outstanding (as of November 7, 2014) as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014 as filed with the Commission on November 12, 2014.

5

CUSIP NO. 92847N 10 3	13 G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Schnell, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,031,362 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,031,362 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,031,362 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	16.8% (3)
12	TYPE OF REPORTING PERSON*	IN
(1)	This statement on Schedule 13G is filed by the Prospect Entities. The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)
Includes (i) 2,572,523 shares of Common Stock held by PVP II, (ii) 31,520 shares of Common Stock held by PVP II as Nominee, (iii) 395,799 shares of Common Stock held by PVP, and (iv) 31,520 shares of Common Stock held by PVP as nominee.  PMC serves as the sole general partner of PVP and has voting and investment control over the shares owned by PVP (including shares held as nominee) and may be deemed to own beneficially such shares held by PVP; however, PMC disclaims beneficial ownership of such shares of Common Stock held by PVP except to the extent of its pecuniary interest therein.  PMC owns no securities of the Issuer directly.  Mr. Schnell is the Managing Director of PMC and has voting and dispositive power over the shares held by PVP (including shares held as nominee), and may be deemed to own beneficially such shares held by PVP; however, Mr. Schnell disclaims beneficial ownership of such shares of Common Stock held by PVP except to the extent of his pecuniary interest therein.  PMC II serves as the sole general partner of PVP II and has voting and investment control over the shares owned by PVP II (including shares held as nominee) and may be deemed to own beneficially such shares held by PVP II; however, PMC II disclaims beneficial ownership of such shares of Common Stock held by PVP II except to the extent of its pecuniary interest therein.  PMC II owns no securities of the Issuer directly.  Messrs. Schnell and Hirsch are Managing Directors of PMC II and share voting and dispositive power over the shares held by PVP II (including shares held as nominee), and may be deemed to own beneficially such shares held by PVP II; however, Messrs. Schnell and Hirsch disclaim beneficial ownership of such shares of Common Stock held by PVP II except to the extent of their respective pecuniary interests therein.

(3)
This percentage is calculated based on 18,023,414 shares of the Common Stock outstanding (as of November 7, 2014) as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014 as filed with the Commission on November 12, 2014.

6

CUSIP NO. 92847N 10 3	13 G

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Russell C. Hirsch, M.D., Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,604,043 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,604,043 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,604,043 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.4% (3)
12	TYPE OF REPORTING PERSON*	IN
(1)	This statement on Schedule 13G is filed by the Prospect Entities. The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)
Includes (i) 2,572,523 shares of Common Stock held by PVP II and (ii) 31,520 shares of Common Stock held by PVP II as nominee.  PMC II serves as the sole general partner of PVP II and has voting and investment control over the shares owned by PVP II (including shares held as nominee) and may be deemed to own beneficially such shares held by PVP II; however, PMC II disclaims beneficial ownership of such shares of Common Stock held by PVP II except to the extent of its pecuniary interest therein.  PMC II owns no securities of the Issuer directly.  Messrs. Schnell and Hirsch are Managing Directors of PMC II and share voting and dispositive power over the shares held by PVP II (including shares held as nominee), and may be deemed to own beneficially such shares held by PVP II; however, Messrs. Schnell and Hirsch disclaim beneficial ownership of such shares of Common Stock held by PVP II except to the extent of their respective pecuniary interests therein.

(3)
This percentage is calculated based on 18,023,414 shares of the Common Stock outstanding (as of November 7, 2014) as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014 as filed with the Commission on November 12, 2014.

7

Introductory Note:  This statement on Schedule 13G is filed on behalf of PVP, PVP II, PMC and PMC II and Messrs. Schnell and Hirsch in respect of shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Vitae Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer:	Vitae Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	502 West Office Center Drive
Fort Washington, Pennsylvania 19034

Item 2

(a)	Name of Person(s) Filing:

Prospect Venture Partners, L.P. (“PVP”)
Prospect Venture Partners II, L.P. (“PVP II”)
Prospect Management Co., L.L.C. (“PMC”)
Prospect Management Co. II, L.L.C. (“PMC II”)
David Schnell, M.D. (“Schnell”)
Russell C. Hirsch, M.D., Ph.D. (“Hirsch”)

(b)	Address of Principal Business Office:	c/o Prospect Venture Partners 435 Tasso Street, Suite 200 Palo Alto, California 94301

(c)	Citizenship:

Entities:	PVP	-	Delaware
	PVP II	-	Delaware
	PMC	-	Delaware
	PMC II	-	Delaware
Individuals:	Schnell	-	United States of America
	Hirsch	-	United States of America

(d)	Title of Class of Securities:	Common Stock, par value $0.0001 per share

(e)	CUSIP Number:	92847N 10 3

Item 3	Not applicable.

8

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2014:
Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 6)

PVP (2)	427,319	0	427,319	0	427,319	427,319	2.4%

PVP II (3)	2,604,043	0	2,604,043	0	2,604,043	2,604,043	14.4%

PMC (4)	0	0	427,319	0	427,319	427,319	2.4%

PMC II (5)	0	0	2,604,043	0	2,604,043	2,604,043	14.4%

Schnell (4)(5)	0	0	3,031,362	0	3,031,362	3,031,362	16.8%

Hirsch (5)	0	0	2,604,043	0	2,604,043	2,604,043	14.4%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)	Includes (i) 395,799 shares of Common Stock held by PVP and (ii) 31,520 shares of Common Stock held by PVP as nominee. PVP disclaims beneficial ownership of any shares held as nominee.

(3)	Includes (i) 2,572,523 shares of Common Stock held by PVP II and (ii) 31,520 shares of Common Stock held by PVP II as nominee. PVP II disclaims beneficial ownership of any shares held as nominee.

(4)
PMC serves as the sole general partner of PVP and has voting and investment control over the shares owned by PVP (including shares held as nominee) and may be deemed to own beneficially such shares held by PVP; however, PMC disclaims beneficial ownership of such shares of Common Stock held by PVP except to the extent of its pecuniary interest therein.  PMC owns no securities of the Issuer directly.  Mr. Schnell is the Managing Director of PMC and has voting and dispositive power over the shares held by PVP (including shares held as nominee), and may be deemed to own beneficially such shares held by PVP; however, Mr. Schnell disclaims beneficial ownership of such shares of Common Stock held by PVP except to the extent of his pecuniary interest therein.

(5)
PMC II serves as the sole general partner of PVP II and has voting and investment control over the shares owned by PVP II (including shares held as nominee) and may be deemed to own beneficially such shares held by PVP II; however, PMC II disclaims beneficial ownership of such shares of Common Stock held by PVP II except to the extent of its pecuniary interest therein.  PMC II owns no securities of the Issuer directly.  Messrs. Schnell and Hirsch are Managing Directors of PMC II and share voting and dispositive power over the shares held by PVP II (including shares held as nominee), and may be deemed to own beneficially such shares held by PVP II; however, Messrs. Schnell and Hirsch disclaim beneficial ownership of such shares of Common Stock held by PVP II except to the extent of their respective pecuniary interests therein.

(6)
This percentage set forth on the cover sheets are calculated based on 18,023,414 shares of the Common Stock outstanding (as of November 7, 2014) as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014 as filed with the Commission on November 12, 2014.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

9

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

PROSPECT VENTURE PARTNERS, L.P.

By:	Prospect Management Co., L.L.C.
Its:	General Partner

/s/ David Schnell
David Schnell, M.D.
Managing Director

PROSPECT MANAGEMENT CO., L.L.C.

/s/ David Schnell
David Schnell, M.D.
Managing Director

PROSPECT VENTURE PARTNERS II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

/s/ Russell C. Hirsch
Russell C. Hirsch, M.D., Ph.D.
Managing Director

PROSPECT MANAGEMENT CO. II, L.L.C.

/s/ Russell C. Hirsch
Russell C. Hirsch, M.D., Ph.D.
Managing Director

/s/ David Schnell
David Schnell, M.D.

/s/ Russell C. Hirsch
Russell C. Hirsch, M.D., Ph.D.

Exhibit(s):	A - Joint Filing Statement

11

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Vitae Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: February 13, 2015

PROSPECT VENTURE PARTNERS, L.P.

By:	Prospect Management Co., L.L.C.
Its:	General Partner

/s/ David Schnell
David Schnell, M.D.
Managing Director

PROSPECT MANAGEMENT CO., L.L.C.

/s/ David Schnell
David Schnell, M.D.
Managing Director

PROSPECT VENTURE PARTNERS II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

/s/ Russell C. Hirsch
Russell C. Hirsch, M.D., Ph.D.
Managing Director

PROSPECT MANAGEMENT CO. II, L.L.C.

/s/ Russell C. Hirsch
Russell C. Hirsch, M.D., Ph.D.
Managing Director

/s/ David Schnell
David Schnell, M.D.

/s/ Russell C. Hirsch
Russell C. Hirsch, M.D., Ph.D.

12